

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 29, 2016

Ms. Turid M. Sorensen
Chief Financial Officer
Nordic American Offshore LTD
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

> **Re: Nordic American Offshore LTD**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **File No. 001-36484**

Dear Ms. Sorensen:

We have reviewed your response letter dated November 16, 2016, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2016 letter.

Item 5. Operating and Financial review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 31

1. We note your response to prior comments 1 through 3. Although we do not object to your proposed disclosure format, we are unclear of your basis for the assumptions used, particularly considering that market cap has declined further to $65 million at November 29, 2016, and third quarter results have declined further. Please provide additional information with respect to the following:

    - Please explain and support your basis to use the average 15 year PSV rates for the North Sea from year three to the end of the vessels 25 year life in your impairment analysis. As part of your response, please cite any factual evidence or industry reports that support such cyclicality.

- Please tell us how the rates used in your impairment analysis compare with rates used in internal budgets. To the extent they differ, please provide us with detailed explanations supporting any material differences.

- With regard to utilization assumptions, and in light of the recent declines in utilization, please explain why you believe it is appropriate to use historical results and market averages to estimate future utilization, rather than company projections or other prospective information.

We may have further comment upon reviewing your response.

Form 6-K furnished on November 15, 2016

2. We note your disclosure of operating cash flow per share. Please remove this measure as it does not comply with the Staff's Compliance and Disclosure Interpretations (C&DIs), Question 102.05 issued by the Division of Corporation Finance on May 17, 2016.

3. We also note that your definition and computation of operating cash flow differs from the typical calculation of cash flows from operating activities presented in the statement of cash flows under U.S. GAAP. Therefore, please revise the title of this non-GAAP measure so it is not confused with cash flows from operating activities.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure